

Mail Stop 3561

March 17, 2009

Steven A. Davis
Chairman and Chief Executive Officer
Bob Evans Farms, Inc.
3776 South High Street
Columbus, OH 43207

      Re: Bob Evans Farms, Inc.
             File Number: 000-1667
             Form 10-K for the fiscal year ended April 25, 2008
             Schedule 14A filed July 29, 2008

Dear Mr. Davis:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                    Sincerely,

                    Max A. Webb
                    Assistant Director